82-2168

VOLKSWAGEN AG


05008389

INTERIM REPORT JANUARY – MARCH 2005


WOB GP 731

KEY FIGURES AND FACTS

VOLKSWAGEN GROUP

Volume Data[1]	Q1 2005	Q1 2004	%
Deliveries to customers ('000 units)	1,183	1,206	−1.9
of which: in Germany	222	213	+4.4
abroad	961	993	−3.2
excluding China	1,068	1,034	+3.2
Vehicle sales ('000 units)	1,166	1,273	−8.4
of which: in Germany	217	223	−2.4
abroad	948	1,051	−9.7
excluding China	1,070	1,118	−4.4
Production ('000 units)	1,225	1,316	−6.9
of which: in Germany	456	476	−4.1
abroad	769	840	−8.5
excluding China	1,117	1,157	−3.5
Employees ('000 on March 31, 2005/Dec. 31, 2004)	343.4	342.5	+0.3
of which: in Germany	177.2	177.4	−0.1
abroad	166.2	165.2	+0.6

Financial Data (IFRS), € million	Q1 2005	Q1 2004	%
Sales revenue	21,120	21,649[2]	−2.4
Operating profit	464	329	+41.2
as a percentage of sales revenue	2.2	1.5[2]	
Profit before tax	121	44	+175.7
as a percentage of sales revenue	0.6	0.2[2]	
Profit after tax	70	26	+166.6
Cash flows from operating activities	1,704	2,101	−18.9
Cash flows from investing activities	2,543	3,110	−18.2
Automotive Division[3]			
Cash flows from operating activities	708	1,374	−48.5
Cash flows from investing activities	1,279	1,742	−26.6
of which: investments in property, plant and equipment	986	1,241	−20.6
as a percentage of sales revenue	5.2	6.3[2]	
capitalized development costs[4]	375	476	−21.1
as a percentage of sales revenue	2.0	2.4[2]	

[1] Volume data including the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are not fully consolidated. All figures shown are rounded, so minor discrepancies may arise from addition of these amounts. 2004 deliveries updated on the basis of statistical extrapolations.

[2] Restated.

[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

[4] See table on page 27.

- Volkswagen Group operating profit of €464 million (previous year: €329 million) improves year-on-year, despite the difficult market situation
- Automotive Division operating profit of €234 million (previous year: €98 million) increases year-on-year; Financial Services Division operating profit continuing at high level of €230 million (previous year: €231 million)
- January-March 2005 sales revenue 2.4% lower year-on-year at €21.1 billion
- Automotive Division cash flows from operating activities of €708 million (previous year: €1,374 million) reduced by the launch of new models
- At 5.2%, ratio of investments in property, plant and equipment (capex) to sales revenue in the Automotive Division in the first three months of 2005 considerably lower than in 2004 (6.3%)
- At €–1,664 million, net liquidity in the Automotive Division slightly up on 2004 year-end (€–1,734 million), despite higher inventory levels due to product program and seasonal factors
- New model rollout successfully continued in 2005:
  - New Passat, Jetta, Polo, Fox (Europe), Bentley Continental Flying Spur, Audi A6 Avant and Audi RS 4 presented at international motor shows
  - Good start to sales of Golf GTI, Golf Plus, Phaeton six-cylinder diesel and Audi A6 Avant
  - Significant increase in worldwide unit sales of Touran, Fox and Škoda Octavia
  - Substantial growth in demand for Caddy, Multivan and Transporter

KEY EVENTS

VOLKSWAGEN GROUP BEGINS 2005 WITH WORLD PREMIERES

The Volkswagen Group's brands continued their product rollout in 2005 with a large number of new models and studies at international motor shows.

Los Angeles Auto Show

In early January, the Volkswagen Passenger Cars brand kicked off the launch of its 2005 models by presenting the new Jetta at the Los Angeles Auto Show. The fifth generation of the elegant notchback saloon is based on the current Golf, and its technical innovations and generous load space make it a compelling vehicle.

North American International Auto Show, Detroit

Just a few days later, the new Beetle Ragster study caused a sensation at the North American International Auto Show in Detroit. The Volkswagen Passenger Cars brand unveiled a new departure for the classic design, featuring a lowered roof and a large ragtop. The Audi brand also aroused the interest of sporty drivers: the allroad quattro study is based on the new Audi A6 Avant and is characterized by substantial ground clearance, with visible underbody protection and a striking front and rear.

International Motor Show, Geneva

The new Passat took center stage at the Volkswagen Passenger Cars brand's appearance at the Geneva Motor Show, where Volkswagen celebrated the official premiere of the sixth generation. The Passat is the first model to represent the brand's new design language and also offers a standard of space and technical equipment that is close to the premium segment. The Škoda brand took the public by surprise in Geneva with its Yeti study: a modern, compact and extremely functional Sport Utility Vehicle. Bentley presented the new Continental Flying Spur to the international public for the first time. The Grand Tourer is an excellent example of how state-of-the-art technology can be combined with traditional craftsmanship. Bugatti exhibited the Veyron 16.4 super sports car – currently the world's fastest production vehicle.

Audi brought back memories of the launch of its permanent four-wheel drive Audi quattro 25 years ago by unveiling its newest top-of-the-range A4 model, the Audi RS 4. The RS 4 is Audi's first production vehicle to feature the high-rev concept taken from motor sport, which promises extremely dynamic engine response. SEAT presented the coupé-style prototype of the Leon in Geneva, thus hinting at how the future series model will look. Lamborghini exhibited the "Concept S" – an extreme and futuristic interpretation of a roadster.

The Commercial Vehicles business line presented the many possible variations of the Multivan MPV and the Caddy Life in Geneva.

Auto Mobil International (AMI), Leipzig

In April, Volkswagen presented its newest products at Auto Mobil International (AMI) in Leipzig, where Volkswagen's Polo and Fox models had their world premiere. Just in time for its 30th anniversary, the new Polo entered the market featuring the striking new face of the Volkswagen brand as well as improved equipment for customers. The new Fox is enabling us to expand our offering in the small car segment as well. The two-door model with a large tailgate and optimally designed interior offers proven Volkswagen quality and safety at a particularly attractive price.

STRATEGIC PARTNERSHIP WITH PROTON TAKES SHAPE

In the period under review, we further defined the strategic partnership agreed with Malaysian automobile manufacturer Proton Holdings Berhad in October 2004. The goal of the cooperation is to increase our presence in the markets in the ASEAN region and to develop automobile production in Malaysia that meets global requirements. This will enable us to supply vehicles to other countries in this region. For this year, we are planning to deliver components to Proton and to begin jointly assembling the ASEAN Passat. Two versions of the Fox will follow next year. As our local activities increase, we plan to produce the Gol in this region as well. In addition, we are looking into a cooperation with Proton to develop a vehicle as well as jointly usable components and modules for this economic region.

RETROFIT OFFER FOR DIESEL PARTICULATE FILTERS

Volkswagen is launching a comprehensive upgrade offensive for diesel vehicles. From the fall of this year, Volkswagen will be offering its more than six million European customers an extensive range of solutions to retrofit particulate filter systems for vehicles that have met the Euro 2, Euro 3 or Euro 4 standard up to now. This is a major, sustainable step in the battle against environmental pollution. Volkswagen was the first supplier to offer diesel vehicles that met the Euro 4 standard ahead of time in all series. In addition, we will offer the diesel particulate filter in more and more of the Group's models and engine versions.

CHANGES IN THE BOARD OF MANAGEMENT

Dr. Wolfgang Bernhard will assume the chairmanship of the Volkswagen brand group as of May 1, 2005. Prof. Dr. Folker Weißgerber will retire according to his contract on June 30, 2005.

FORMER CHAIRMAN OF THE BOARD OF MANAGEMENT DIES

The former Chairman of the Board of Management of Volkswagen AG, Prof. Kurt Lotz, died on March 9, 2005 at the age of 92 after a long illness. Under his leadership from 1967 to 1971, the foundations were laid for the subsequent success of the Golf and Audi 80/Passat models. We shall treasure his memory.

CHANGE IN SHAREHOLDER STRUCTURE

On March 1, 2005, investment management company The Capital Group Companies, Inc., Los Angeles, USA, disclosed that they exceeded the threshold of 5% of the voting rights of Volkswagen AG on February 22, 2005. This investor held a total of 16,406,049 ordinary shares, corresponding to a 5.1% share of the voting rights.

ANNUAL GENERAL MEETING

Volkswagen AG's 45th Ordinary General Meeting was held in the Congress Centrum Hamburg on April 21, 2005. 33.9% of the voting shareholders were present. The Annual General Meeting approved the management's proposals relating to the approval of the actions of the Board of Management and the Supervisory Board, the election of the auditors for fiscal year 2005 and the authorization to acquire and to use treasury shares. Various amendments to the Articles of Association were also resolved.

The Annual General Meeting endorsed the proposal by the Board of Management and the Supervisory Board on the appropriation of net profit. It resolved to pay a dividend of €1.05 per ordinary share and €1.11 per preferred share for fiscal year 2004.

FORMOTION

We launched the ForMotion performance enhancement program in the Volkswagen Group over a year ago. Thanks to ForMotion, in 2004 alone we recorded a contribution to earnings of €1.6 billion, most of which will be sustainable. Given the continued difficult environment, our goal for 2005 in the Volkswagen Group is to achieve a savings volume of €3.1 billion. We reported in detail on the program's seven focus areas in our 2004 Annual Report. In 2004 and the first three months of 2005, we implemented measures that improved earnings by €684 million in the period from January to March 2005. In terms of the total savings potential, we have already decided upon around 90% of the necessary measures.

The bulk of this savings potential is in the area of product costs. Our ForMotion activities in this focus area cover the entire vehicle lifecycle. Once we have identified savings potential in one vehicle, the Group as a whole examines whether this can be cost-effectively applied to all other vehicles. The knowledge gained is also systematically channeled into all new projects.

The consequent deployment of virtual technologies enables us to increase efficiency in product development. This new procedure means that we can take well-founded decisions on future products at an early stage of development, allowing us to reduce the technical changes during product development and at the same time to cut the number of prototypes required. Virtual technologies therefore make a key contribution to lowering development costs. To optimize development processes even further, we began operating two visualization centers equipped with state-of-the-art technology. Among other things, we were able to present a realistic, virtual vehicle in real time (real-time ray tracing) – a first for the automotive industry.

The long-term effect of the individual ForMotion projects enables us to make a significant contribution to permanently improving the Volkswagen Group's earnings.

FORMOTION MEASURES RECOGNIZED IN INCOME FROM JANUARY TO MARCH 2005
PERCENTAGE ACCOUNTED FOR BY INDIVIDUAL FOCUS AREAS


Overheads/Process optimization
41.0
Product costs
24.4
One-time expenditure
10.7
Foreign sales subsidiaries
7.9
Commercial Vehicles
6.7
Performance enhancement sales
4.9
Financial Services
4.4
0
10
20
30
40
50
60
70
80
90
100

VOLKSWAGEN SHARE

The slightly positive trend of the final months of 2004 continued on the European equity markets in the first quarter of 2005. In February, some share indices even reached their highest levels for several years. Overall, however, investors were downbeat about the increasing oil and steel prices, the weak US dollar and rising interest rates in the USA.

On March 31, 2005, the DAX stood at 4,349 points, up 2.2% on the end of 2004. The DJ Euro STOXX Automobile also developed positively, climbing by 6.5% in the same period to close the first quarter at 199 points.

Volkswagen shares substantially outperformed this positive market development. The main reasons for this included the positive expectations of investors about our measures to increase earnings, our proposed dividend which was above expectations and the warm reception enjoyed by our new models after they were presented at international motor shows.

Volkswagen AG ordinary shares reached their high in the reporting period of €38.38 on February 14, 2005, the date we published the key figures for our consolidated financial statements and the dividend was proposed by the Board of Management. Their lowest price was €34.05 on the first trading day of the year (January 3, 2005). On March 31, 2005, Volkswagen ordinary shares closed up 10.1% on the 2004 year-end price to €36.72.

Volkswagen AG preferred shares performed similarly, also recording their high of €28.65 on February 14, 2005, and a low of €24.73 on January 3, 2005. They closed the first quarter at €27.82, so that Volkswagen preferred shares increased by 14.0% compared with the end of 2004.

Information and explanations on earnings per share can be found in the notes to the consolidated interim financial statements.

Additional Volkswagen share data, plus corporate news, reports and presentations, are available on our website at www.volkswagen-ir.de

SHARE PRICE DEVELOPMENT FROM MARCH 2004 TO MARCH 2005
INDEX BASED ON MONTH-END PRICES: MARCH 31, 2004 = 100


Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX Automobile
120
110
100
90
80
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March

BUSINESS DEVELOPMENT

ECONOMIC TREND

The global economy proved robust in the first three months of 2005. However, the pace of expansion was slowed by the sharp increase in oil and commodity prices, plus the resulting upward trends in inflation and interest rates.

The strong growth in the USA continued at the beginning of the year, although the sluggish improvement of the labor market and rising interest rates dampened consumer spending. The US dollar recovered despite the continued high current account and budget deficits. The Mexican economy is also on a stable growth path.

In the period from January to March 2005, the strong economic growth in Brazil and Argentina continued due to dynamic export activity and the upturn in domestic demand. The South African economy continued to profit from the positive development of the global economy and high commodity prices.

In China, overall economic growth continued in the first quarter at only a slightly reduced pace – despite the measures initiated in the past year to slow down the economy. The first signs of an end to weak growth in Japan also became apparent.

Western Europe again recorded only moderate growth. The negative development in the labor market and upward inflationary trends meant that consumer spending remained muted. The pace of macroeconomic output in Central and Eastern Europe slowed in the first quarter, but remained well above the Western European average in most countries.

After a positive start to the year, Germany's economic prospects deteriorated again in the first three months of 2005. In particular, the negative trend in the labor market and prolonged economic uncertainty impacted domestic demand, while export business continued to provide a positive impulse.

EXCHANGE RATE DEVELOPMENT, MARCH 2004 TO MARCH 2005
INDEX BASED ON MONTH-END PRICES: MARCH 31, 2004 = 100


USD to EUR
JPY to EUR
GBP to EUR
115
110
105
100
95
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March

DEVELOPMENT OF AUTOMOTIVE MARKETS

In the first quarter of 2005, new passenger car registrations worldwide were down slightly year-on-year. High growth rates in the South American markets in particular contrasted with a fall in demand for passenger cars in the key Western European markets.

The US market continued to be dominated by massive sales promotion activities by a large number of competitors. While new passenger car registrations in the first quarter of 2005 were up slightly year-on-year, the number of newly registered light commercial vehicles decreased. This was due to the increase in fuel prices, among other things. The volume of new passenger car registrations increased again in Canada. The registration figures recorded by the Mexican passenger car market remained below the previous year's level.

The positive development of the passenger car market in Brazil continued in the opening months of 2005. Registration figures for new trucks were up on the same quarter of the previous year. New passenger car registrations again increased substantially in Argentina, but could not reach the level achieved before the major economic crisis. In the South African passenger car market, the healthy overall economic situation was reflected in a further increase in registrations.

In the first quarter, China experienced its first year-on-year decline in the number of newly registered passenger vehicles. The Japanese passenger car market also slowed slightly. The Indian passenger car market again expanded due to continued market growth and increasing incomes and finance opportunities.

Demand for passenger cars in Western Europe fell in the first three months of the year. At around 50%, the share of new registrations accounted for by diesel vehicles reached a new record level. The Central and Eastern European market recorded a decrease in new passenger car registrations, in particular due to the slump in demand in Poland. In Germany, demand for passenger cars was weak at the beginning of 2005. Cumulative new vehicle registration figures for the first three months of 2005 actually dropped to their lowest level since reunification.

VEHICLE DELIVERIES WORLDWIDE

In the first three months of 2005, the Volkswagen Group increased its sales by 3.2% to a total of 1,067,848 vehicles, excluding deliveries by its Chinese joint ventures. Including sales in China, we delivered 1,183,234 models (–1.9%) to customers. Following a year-on-year increase in sales figures in January 2005, deliveries to customers fell slightly in February and March.

An overview of deliveries to customers in our key markets, including the respective passenger car market share, is shown in the table below. The situation in the individual markets is as follows.

DELIVERIES IN EUROPE/REMAINING MARKETS

We delivered 57.9% (54.8%) of our vehicles to customers in Western Europe. In particular, the increased sales figures for the new Golf Plus, Audi A3 Sportback, Audi A4, Audi A6, Škoda Octavia and SEAT Altea models ensured that deliveries in this region were up year-on-year in the first quarter of 2005. We also delivered more Touran and Touareg

DELIVERIES TO CUSTOMERS BY MARKET FROM JANUARY TO MARCH[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2005	2004		2005	2004
Europe/Remaining markets	**784,472**	**758,789**	**+3.4**		
Western Europe	**685,551**	**660,344**	**+3.8**	**17.0**	**16.9**
of which: Germany	222,000	212,692	+4.4	29.2	30.0
United Kingdom	96,824	93,351	+3.7	12.9	11.9
Spain	83,854	78,629	+6.6	21.0	19.8
Italy	66,232	65,357	+1.3	10.4	11.0
France	50,648	46,248	+9.5	9.3	8.8
Central and Eastern Europe	**74,509**	**72,866**	**+2.3**	**12.5**	**11.9**
of which: Czech Republic	18,404	18,318	+0.5	57.3	57.4
Poland	14,181	19,259	−26.4	20.8	18.6
Remaining markets	**24,412**	**25,579**	**−4.6**		
of which: Turkey	11,788	16,416	−28.2	8.5	13.0
North America	**114,433**	**124,171**	**−7.8**	**5.1[2]**	**5.4[2]**
of which: USA	60,651	67,166	−9.7	5.6[2]	6.0[2]
Mexico	47,148	50,173	−6.0	25.3	25.6
Canada	6,634	6,832	−2.9	3.9	4.0
South America/South Africa	**137,395**	**124,664**	**+10.2**	**19.5**	**19.9**
of which: Brazil	87,597	86,057	+1.8	26.0	24.9
Argentina	20,908	16,709	+25.1	30.0	32.1
South Africa	19,967	15,516	+28.7	19.9	20.1
Asia-Pacific	**146,934**	**198,334**	**−25.9**	**4.6**	**6.4**
of which: China[3]	115,386	171,527	−32.7	18.0	26.0
Japan	19,690	18,331	+7.4	29.0[4]	25.4[4]
Worldwide	**1,183,234**	**1,205,958**	**−1.9**	**10.3**	**10.7**
Volkswagen brand group	798,388	839,567	−4.9		
Audi brand group	295,138	300,992	−1.9		
Commercial Vehicles	89,708	65,399	+37.2		

1) Deliveries and market shares for 2004 have been updated to reflect subsequent statistical trends.

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS



2005
2004
550
500
450
400
350
300
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

vehicles than in the same quarter last year. Sales of the Caddy – including the new Caddy Life – were particularly encouraging, as were those of the Multivan/Transporter. Demand for our Bentley Continental GT luxury model remained high. Overall, we increased our market share to 17.0% (16.9%) as a result of our sales growth, thus again confirming our leading position in Western Europe's passenger car market.

The German passenger car market made a weak start to 2005. Nevertheless, we lifted the sales figures of Group models in Germany, with the Caddy in particular recording a strong increase. The Touareg, Škoda Octavia, Audi A3 and Audi A6, as well as the Multivan/Transporter, recorded double-digit growth rates in Germany. Thanks to rising sales figures, six models took pole position in their respective segment: Polo, Golf, Audi A4, Touran, Caddy and Multivan/Transporter.

In Central and Eastern Europe, we recorded a sharp increase in delivery volumes for Group models – in particular in Russia and Romania. This market also saw growth in demand primarily for the Škoda Octavia and Caddy models, as well as for the Multivan/Transporter.

The drop in deliveries to customers in the Remaining markets in the first quarter of 2005 was mainly due to falling sales figures in Turkey compared with the first three months of 2004.

DELIVERIES IN NORTH AMERICA

In the first three months of 2005, the tremendous competitive pressures due to sales incentives offered by other vehicle producers continued unabated in the US passenger car market. Although we had extended our sales promotion activities in the USA at the end of the past fiscal year, they have remained well below US standards this year. Overall, deliveries of the Group's vehicles in the US market were at an unsatisfactory level for us. However, there were signs of a turnaround with the start of sales of the new Jetta. In the period under review, deliveries of the Jetta rose substantially by 17.9% year-on-year, while the Audi A6 and the Bentley Continental GT also recorded considerable growth. However, there was a decline in sales of the Passat, which is scheduled for a model change in the coming months. The increase in fuel prices in particular was reflected in the light commercial vehicles segment, which includes Sport Utility Vehicles (SUVs) as well as the Crossover, Minivan and Pickup models. This also affected deliveries of the Touareg premium SUV, as part of this segment. Demand for the new Jetta and the Audi A6 above all increased in the Canadian passenger car market in the first quarter of 2005. The Fox entry-level model and the new Beetle in particular recorded substantial growth in Mexico.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

The positive trend of the previous year in the individual South American passenger car markets continued in the first three months of 2005. In Brazil, the increase in sales figures was again due to strong demand for our Fox entry-level model, of which we delivered a total of around 20,000 units. This accounts for 22.9% of our total volume in Brazil's passenger car market. Deliveries in Brazil also comprise light commercial vehicles, sales of which fell by 16.6% year-on-year. However, heavy trucks produced in Brazil (in the 7 to 45 tonnes weight classes and bus chassis) recorded a slight increase of 4.5%. In the period from January to March 2005, the number of trucks sold rose from 5,439 to 5,998 units compared with the first quarter of 2004. This means that heavy trucks remain the clear market leader in Brazil, with a share of more than 33%. Sales of buses dropped to 825 (1,088) models due to market factors. Deliveries of Group models in Argentina's fast-growing passenger car market increased sharply by 25.1%. In particular, demand grew for the Volkswagen Parati and Fox models imported from Brazil, as well as for the Jetta produced in Mexico. This enabled Volkswagen to again confirm its leading position in the Argentinian passenger car market. Deliveries of heavy trucks comprised 563 trucks and buses in the period under review.

The South African passenger car market remained on a growth path in the first three months of 2005. Deliveries of Group vehicles followed the market trend, with the Golf, Audi A3 and Caddy models recording disproportionately high increases. Both the Polo and the Transporter showed impressive sales figures. This gave the Volkswagen Group a market share of 19.9% (20.1%) in South Africa, where it remained the market leader.

DELIVERIES IN ASIA-PACIFIC

In the Asia-Pacific region, the decline in deliveries in the first three months of 2005 was due to the development of our vehicle sales in the Chinese passenger car market, which reflected the effects of the tougher competitive situation. Nevertheless, our extensive product range enabled us to maintain our leading position in the Chinese passenger car market despite the difficult environment. The Japanese passenger car market saw an increase in sales of new Volkswagen Group vehicles, although the import market fell by 5.9%. Demand grew in particular for our Golf, Touran, Audi A3, Audi A6 and Bentley Continental GT models.

The Golf and the Škoda Octavia recorded high sales growth in the other Asia-Pacific markets, such as Australia, Taiwan and India.

WORLDWIDE DEVELOPMENT OF INVENTORIES

As a result of seasonal factors, inventories held by Group companies and the dealership organization worldwide rose in the first three months of 2005 compared with the end of 2004. They were below the figure for the end of March 2004 and at a level that ensures that we can serve our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

In the first quarter of 2005, the Group as a whole sold 1,165,747 vehicles to the dealership organization – down 8.4% year-on-year. The decline related mainly to lower unit sales recorded by our Chinese joint ventures; excluding their unit sales figures, the global reduction would have been only 4.4%. We recorded an overall drop of 9.7% in our foreign markets, while in Germany, the number of vehicles sold fell by 2.4%. The share of total sales generated in Germany increased slightly to 18.6% (17.5%). Unit sales by the Commercial Vehicles business line developed encouragingly, climbing by a substantial 27.8% in contrast to the overall Group figure.

At 1,224,850 units, global production by the Volkswagen Group in the first three months of 2005 was down 6.9% on the volume in first quarter of 2004 – in particular due to new product launches and the reduced number of working days. Excluding China, production dropped by only 3.5%. The share of vehicles produced in Germany rose to 37.2% (36.1%).

At March 31, 2005, the number of employees in the Volkswagen Group was almost on a level with the figure at the end of 2004. The Group employed a total of 343,426 people (+0.3%). In addition to recruiting more staff to develop our global financial services activities, the number of employees rose due to increased production at our South American subsidiaries and at Volkswagen de Mexico. However, we continued with the staff reduction measures initiated by ForMotion, in particular at Volkswagen AG. As a result, the number of employees in Germany fell to 177,236 (–0.1%) compared with December 31, 2004; this amounts to 51.6% (51.8%) of the Group's workforce.

RISK ASSESSMENT

There were no significant changes to the risk situation compared with the presentation in the "Risk Report" chapter of the 2004 Annual Report.

NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

ADOPTION OF REVISED AND NEW IASs/IFRSs

The International Accounting Standards Board (IASB) has adopted a series of revisions to existing International Accounting Standards (IASs) and has issued new International Financial Reporting Standards (IFRSs) which must be applied for fiscal years beginning on or after January 1, 2005. We already adopted several revised and new Standards in our 2004 consolidated financial statements prior to the effective date. Further details can be found in the "Figures – Data – Facts" section of the notes to the consolidated financial statements in the 2004 Annual Report. We implemented the remaining new Standards at the beginning of fiscal year 2005: primarily the revised IAS 32 and IAS 39 on the disclosure, presentation, recognition and measurement of financial instruments, as well as IFRS 2 "Share-based Payment" and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

AUTOMOTIVE DIVISION

BALANCE SHEET STRUCTURE

At the end of the first quarter of 2005, noncurrent assets in the Automotive Division were only slightly below the level recorded at December 31, 2004 (–0.2%). Current assets rose by 9.2%, largely on account of an increase in cash and cash equivalents and the growth in inventories due to the product program and seasonal factors.

The Automotive Division's equity remained almost unchanged (–0.1%). Due to an expiring maturity, a portion of the debt raised on the capital markets was reclassified from noncurrent liabilities, which fell by 3.6%, to current liabilities, which increased by 17.4%. Overall, total assets in the Automotive Division rose by 3.9% as of March 31, 2005.

FINANCIAL SERVICES DIVISION

BALANCE SHEET STRUCTURE

At the end of the quarter, the Financial Services Division's total assets fell by 1.3% compared with the end of 2004. A decline in leasing and rental assets contrasted with an increase in financial services receivables, which meant that total noncurrent assets remained almost unchanged (+0.3%). Current assets reduced by 7.4% primarily due to the utilization of cash. The increase as of December 31, 2004 was caused by cash and cash equivalents held temporarily that were used mainly to finance the expansion of business. Our interests in the following fully consolidated companies are held for disposal: Europcar Interrent Lease S.r.L., Rome; Europcar Renting, S.A., Madrid; and Unirent, S.A., Lisbon, including their respective subsidiaries, which we will sell to the LeasePlan group.

Compared with December 31, 2004, the Financial Services Division reported an increase in equity of 4.3% at the end of March 2005, in particular due to the current profit. Noncurrent liabilities rose by

1.8%. However, current liabilities fell sharply by 9.0%, which was due primarily to the reclassification of liabilities associated with assets held for sale. As of March 31, 2005, deposits at Volkswagen Bank *direct* amounted to €8.5 billion (+6.0%).

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, AND CASH FLOW IN THE AUTOMOTIVE DIVISION

We systematically continued the ForMotion performance enhancement program in the first three months of 2005. This enabled us to further optimize capital expenditure in the Automotive Division. Without making any compromises with regard to our new model rollout, we substantially reduced investments in property, plant and equipment by 20.6% year-on-year to €986 million. At 5.2%, the ratio of investments in property, plant and equipment to sales revenue (capex ratio) was clearly below the previous year's figure of 6.3%. Our investments in the first quarter focused on models that will be launched on the market this year or next year. In particular, these include the new Passat and derivatives of the Golf class, as well as the new SEAT Leon.

At €1.5 billion in the period under review, the Automotive Division's gross cash flow was down only slightly on the previous year's figure (–4.0%). On the basis of the Division's heavily streamlined working capital at the end of 2004, the change in funds tied up in the first quarter of 2005 was higher than in the prior-year period: while the increase in inventories was down year-on-year due to the product program and seasonal factors, receivables increased more sharply. The rise in liabilities and provisions was also lower than in the previous year. As expected, the Division was therefore not able to finance investments in full from internally generated funds. The Automotive Division recorded a net cash flow of €–571 million (€–368 million).

NET LIQUIDITY

The Automotive Division's net liquidity amounted to €–1.7 billion on March 31, 2004 (€–2.5 billion). After adjustment for the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, it amounted to €2.9 billion (€1.4 billion) – more than double the figure for the previous year.

There was an increase in the capital required for the expansion of business in the Financial Services Division, thus reducing net liquidity by €1.6 billion compared with the end of the previous year to €–46.7 billion.

The net liquidity of the Volkswagen Group on March 31, 2005 amounted to €–48.3 billion.

SALES REVENUE OF THE VOLKSWAGEN GROUP

In the period from January to March 2005, the Volkswagen Group generated sales revenue of €21.1 billion – down 2.4% year-on-year. With vehicle sales revenue almost unchanged, the decline resulted mainly from lower deliveries of vehicle parts to our Chinese joint ventures, due to sales volumes. These joint ventures are accounted for using the equity method. The Financial Services Division recorded a total year-on-year increase in sales revenue of 6.5% to €2.2 billion. The proportion of the Group's sales revenue generated outside Germany was €15.4 billion (73.1%).

EARNINGS DEVELOPMENT

In the first three months of 2005, gross profit in the Volkswagen Group amounted to €2.7 billion, down 1.7% year-on-year. The cost savings achieved as part of the ForMotion program allowed us to more than offset the decline in sales revenue caused by market factors. As a result, we succeeded in slightly improving the Group's gross margin to 12.7% (12.6%). Gross profit in the Financial Services Division was on a level with the prior-year figure at €652 million. The Volkswagen Group's distribution expenses were €1.9 billion (–0.4%). Administrative expenses amounted to €585 million (+0.4%) in the period from January to March 2005. Net other operating income of €294 million increased by the higher income from the reversal of provisions no longer required, the lower level of new allowances for doubtful accounts, higher gains from asset disposals and the discontinuation of goodwill amortization, among other things. The Volkswagen Group recorded a total operating profit of €464 million in the first quarter of 2005 – a year-on-year increase of 41.2%. The financial result fell by 20.4% to €–343 million due to lower investment income from joint ventures included at equity in the consolidated financial statements.

In the period from January to March 2005, the Volkswagen Group improved its profit before tax year-on-year to €121 million (€44 million). After deducting income taxes, profit after tax amounted to €70 million in the first quarter of 2005 (€26 million).

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN € MILLION


700
600
500
400
300
200
100
0
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005

OUTLOOK

As expected, the most important automotive markets experienced a relatively difficult start to 2005. Neither are we forecasting any significant change in the macroeconomic environment over the coming months, so we do not expect any improvement in the situation in the high-volume automotive markets in the short term. We believe that price pressure will continue unabated. In addition, the persistently unfavorable exchange rates and uncertainty about developments in the costs of raw materials, especially steel, will put further pressure on the automotive manufacturers.

For the current year, we are expecting an improvement in our sales figures in the USA on the back of the full availability of the Audi A4 and Audi A6, as well as the current model changes for the Jetta and the Passat. We are convinced that following the start-up phase, we will gain additional market share in Western Europe from the launch of the new Passat, the Golf Plus, the new Polo and the Fox. In addition, the start of sales of the successor to the SEAT Leon and of the new Audi RS 4 will follow in the second half of the year. Based on the large number of new models we are launching in 2005, we believe that the Volkswagen Group will deliver a higher volume over the year as a whole than in 2004.

The ForMotion program will continue to be systematically implemented to improve our competitive strength and cost structures; we are confident that we will achieve the target earnings contribution of €3.1 billion for 2005.

2005 operating profit after special items will improve year-on-year – although the extent of this improvement depends on external factors that cannot be predicted today. The same applies to profit before tax.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current

BUSINESS LINES AND MARKETS

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

The Volkswagen Group's sales revenue of €21.1 billion in the first quarter of 2005 was down 2.4% year-on-year. This decrease was largely due to a reduction in deliveries to joint ventures in China, and to new product start-ups that resulted in lower sales figures in the Automotive Division. However, the Financial Services Division was able to increase its sales revenue.

Operating profit rose by 41.2% year-on-year to €464 million. Along with the improved cost structures in the Automotive Division, this is a result of the ForMotion measures that took effect in 2005, as well as positive factors in net other operating income.

The operating loss in the Volkswagen brand group amounted to €53 million in the first quarter of 2005 (€71 million). We were unable to match the previous year's sales volume because the new Golf Plus, Jetta and Passat models were not fully available in the first three months. Significant factors for the continued unsatisfactory earnings were once again requisite sales promotion activities, particularly in the USA and Europe, and negative exchange rate effects. These were offset by the improvements in earnings from the ForMotion

VOLKSWAGEN GROUP

Division/Segment	Automotive Division				Financial Services Division	
Business Line	Volkswagen brand group	Audi brand group	Commercial Vehicles	Remaining companies	Financial Services	Europcar
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

measures already implemented. In addition, the Škoda and Bentley operating results developed positively within the brand group.

Despite the difficult situation in key markets, the Audi brand group recorded an operating profit of €303 million in the reporting period. This corresponds to a 22.5% increase as against the first quarter of 2004. The comparatively low sales volume resulted from a decrease in sales of SEAT vehicles, although unit sales of Audi models were higher. In addition, adverse exchange rate factors were more than offset by positive effects from optimized cost structures.

At €39 million, the first quarter operating loss in the Commercial Vehicles business line was lower than in the previous year (€88 million). The business line achieved an increase in unit sales and sales revenue with the new Multivan/Transporter and Caddy models. Operating result was impacted by lower margins from a change in the vehicle mix and the continuing high depreciation resulting from the renewal of the product range.

In the first three months of 2005, the operating profit in the Financial Services Division was on a level with the prior-year figure at €230 million, and accounted for a large proportion of the Volkswagen Group's operating profit.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO MARCH 31

	Vehicle sales[1]		Sales revenue		Operating result	
'000 vehicles/ € million	2005	2004	2005	2004[2]	2005	2004
Volkswagen brand group	784	893	10,710	11,818	-53	-71
Audi brand group	289	307	6,521	6,435	303	248
Commercial Vehicles	93	73	1,643	1,279	-39	-88
Remaining companies[3]			68	72	23	9
Financial Services/Europcar			2,178	2,045	230	231
Volkswagen Group	**1,166**	**1,273**	**21,120**	**21,649**	**464**	**329**

[1] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
[2] Restated.
[3] Primarily AutoVision GmbH, Coordination Center Volkswagen SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, Volkswagen Beteiligungs-Gesellschaft mbH (including VW Versicherungsvermittlungs-GmbH in the previous year).

SALES REVENUE AND OPERATING RESULT BY MARKET

In the period from January to March 2005, the Volkswagen Group generated sales revenue in Europe/Remaining markets of €15.9 billion – a year-on-year increase of 0.9%. This slight increase in sales revenue was impacted in particular by lower unit sales volumes. Operating profit rose in comparison with the first three months of 2004 by €279 million to €771 million, largely as a result of the successes of the ForMotion program and the trend towards higher-value vehicles.

In North America, the Volkswagen Group generated sales revenue of €2.7 billion, a decrease of 12.4% compared with the prior-year period. Lower unit sales volumes due to model changes for the Jetta and Passat – especially in the USA – and continuing unfavorable exchange rate movements were the key factors in this decrease. Along with the effects mentioned above, sales promotion costs impacted the operating loss of €328 million (€235 million).

In South America/South Africa, the Volkswagen Group increased its sales revenue by 13.1% to €1.4 billion. This was due primarily to the higher unit sales on the back of the market success of the Fox in South America. The positive market development also continued in South Africa in the first quarter. In total, operating profit reached €43 million, an increase of €66 million over the previous year's operating loss.

From January to March 2005, sales revenue in the Asia-Pacific region fell by 29.1% year-on-year to €1.1 billion. The operating result amounted to €–22 million (€95 million). This drop was largely a result of the decline in deliveries from Group companies to our Chinese joint ventures, as well as negative currency effects.

KEY FIGURES BY MARKET FROM JANUARY 1 TO MARCH 31

	Sales revenue		Operating result	
€ million	**2005**	2004[1]	**2005**	2004
Europe/Remaining markets	15,932	15,788	771	492
North America	2,689	3,069	–328	–235
South America/South Africa	1,394	1,233	43	–23
Asia-Pacific[2]	1,105	1,559	–22	95
Volkswagen Group[2]	**21,120**	**21,649**	**464**	**329**

[1] Restated.
[2] The sales revenue and operating results of the joint venture companies in China are not included in figures for the Group and the Asia-Pacific market. The Chinese companies are consolidated using the equity method, and recorded an operating result (proportional) of €–17 million (€106 million).

FINANCIAL SERVICES AND EUROPCAR

The Financial Services Division further expanded its business in the first quarter of 2005. The opening of a branch in Greece at the beginning of the year was a further step for Volkswagen Bank GmbH in the implementation of its expansion strategy. In addition, Volkswagen Bank *direct* expanded its telephone advisory services for investment funds, offering customers a facility for personal advice in addition to pure online trading. At the beginning of the year, we combined the private insurance divisions of VW Versicherungsvermittlungs-GmbH with Volkswagen Bank GmbH, to better fulfill our claim to offer our customers peace-of-mind mobility.

The number of new finance, leasing and insurance contracts rose by 0.5% year-on-year to around 510,000 contracts between January and March 2005. This represented an increase in the number of contracts in the Customer Financing/Leasing area of 1.2% and in the Service/Insurance area of 1.5%, to a total of 5.8 million contracts as of March 31, 2005. The share of vehicles leased or financed as a proportion of total deliveries in Volkswagen Group with unchanged credit eligibility criteria was 30.3% (30.6%). The Financial Services Division recorded an increase of 6.1% in receivables relating to dealer financing as against the 2004 year-end figure. There was also an increase in fleet business volume. The number of fleet vehicles managed by the Financial Services Division increased by 1.4% to around 231,500 vehicles at the end of the first quarter of 2005. At €8.5 billion, deposits at Volkswagen Bank *direct* were 6.0% above the 2004 year-end figure. As of March 31, 2005, Volkswagen Bank *direct* managed around 812,500 accounts – a year-on-year increase of 10.7%. Investors took particular advantage of the call money and savings accounts options. At the end of the first quarter of 2005, the Financial Services Division accounted for approximately 47% of total assets in the Volkswagen Group. A total of 12,930 people were employed in the division at this date, a 1.3% increase over the 2004 year-end.

In the fleet management business, our joint venture LeasePlan increased its total number of contracts in the first three months of 2005 over the figure at December 31, 2004.

The Europcar group is another pillar in the Financial Services Division. In the first quarter of 2005, Europcar further expanded its leading position in Europe despite difficult conditions in the vehicle rental business. The number of rental days increased by 7.0% year-on-year from January to March 2005. This success is primarily a result of the rigorous focus on customer needs and the quality strategy implemented by the group. In addition, business activities are being further stepped up in the tourism, scheduled airline and corporate business sectors.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

€ million	Volkswagen Group		Automotive[1]		Financial Services	
	2005	2004[2]	2005	2004[2]	2005	2004[2]
Sales revenue	**21,120**	**21,649**	**18,942**	**19,604**	**2,178**	**2,045**
Cost of sales	18,441	18,923	16,915	17,534	1,526	1,389
Gross profit	**2,679**	**2,726**	**2,027**	**2,070**	**652**	**656**
Distribution expenses	1,924	1,931	1,766	1,779	158	152
Administrative expenses	585	582	416	415	169	167
Other operating income/expense	294	116	389	222	–95	–106
Operating profit	**464**	**329**	**234**	**98**	**230**	**231**
Financial result	–343	–285	–380	–236	37	–49
Profit/loss before tax	**121**	**44**	**–146**	**–138**	**267**	**182**
Income tax expense	51	18	–39	–56	90	74
Profit/loss after tax	**70**	**26**	**–107**	**–82**	**177**	**108**
Earnings per ordinary share (€)	**0.15**	**0.02**				
Diluted earnings per ordinary share (€)	**0.15**	**0.02**				
Earnings per preferred share (€)	**0.21**	**0.11**				
Diluted earnings per preferred share (€)	**0.21**	**0.11**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

€ million	Volkswagen Group 2005	Volkswagen Group 2004	Automotive[1] 2005	Automotive[1] 2004	Financial Services 2005	Financial Services 2004
Assets						
Noncurrent assets	**71,615**	**71,581**	**36,659**	**36,731**	**34,956**	**34,850**
Intangible assets	7,586	7,490	7,476	7,376	110	114
Property, plant and equipment	23,567	23,795	23,292	23,523	275	272
Leasing and rental assets	8,171	8,484	54	58	8,117	8,426
Financial services receivables	23,217	22,762	230	243	22,987	22,519
Noncurrent investments and other financial assets[2]	9,074	9,050	5,607	5,531	3,467	3,519
Current assets	**56,088**	**55,391**	**31,511**	**28,863**	**24,577**	**26,528**
Inventories	12,503	11,440	12,414	11,346	89	94
Financial services reveivables	21,721	21,109	149	142	21,572	20,967
Receivables and other financial assets	10,352	9,688	8,381	7,787	1,971	1,901
Marketable securities	2,946	2,933	2,889	2,879	57	54
Cash and cash equivalents	8,566	10,221	7,678	6,709	888	3,512
Noncurrent assets held for sale	**1,039**	–	–	–	**1,039**	–
Total assets	**128,742**	**126,972**	**68,170**	**65,594**	**60,572**	**61,378**
Equity and Liabilities						
Equity	**24,181**	**23,957**	**18,515**	**18,526**	**5,666**	**5,431**
Equity attributable to shareholders of Volkswagen AG	24,101	23,865	18,437	18,434	5,664	5,431
Minority interests	80	92	78	92	2	–
Noncurrent liabilities	**53,897**	**54,346**	**25,790**	**26,746**	**28,107**	**27,600**
Noncurrent financial liabilities	31,650	32,198	6,192	7,349	25,458	24,849
Provisions for pensions	10,984	10,930	10,857	10,806	127	124
Other liabilities[2]	11,263	11,218	8,741	8,591	2,522	2,627
Current liabilities	**49,658**	**48,669**	**23,865**	**20,322**	**25,793**	**28,347**
Current financial liabilities	28,606	28,885	6,005	4,122	22,601	24,763
Trade payables	8,411	7,434	6,936	6,218	1,475	1,216
Other liabilities	12,641	12,350	10,924	9,982	1,717	2,368
Liabilities associated with noncurrent assets held for sale	**1,006**	–	–	–	**1,006**	–
Total equity and liabilities	**128,742**	**126,972**	**68,170**	**65,594**	**60,572**	**61,378**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.

[2] Including deferred taxes.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

€ million	Subscribed capital	Capital reserves	Retained earnings				Equity attributable to shareholders of VW AG	Minority interests	Total equtiy
			Accumulated profit	Currency translation reserve	Reserve for cash flow hedges	Fair value remeasurement reserve			
Balance before restatement at Jan. 1, 2004	**1,089**	**4,451**	**21,062**	**–2,212**	**40**	**–**	**24,430**	**104**	**24,534**
Change in accounting policies IAS 38	–	–	–671	–	–	–	–671	–	–671
Balance after restatement at Jan. 1, 2004	**1,089**	**4,451**	**20,391**	**–2,212**	**40**	**–**	**23,759**	**104**	**23,863**
Capital increase	–	–	–	–	–	–	–	–	–
Dividend payment	–	–	–	–	–	–	–	–27	–27
Exchange differences	–	–	–	184	–	–	184	–	184
Financial instruments	–	–	–	–	–111	–	–111	–	–111
Profit 2004	–	–	18	–	–	–	18	8	26
Other changes	–	–	–	–	–	–	–	–4	–4
Balance after restatement at March 31, 2004	**1,089**	**4,451**	**20,409**	**–2,028**	**–71**	**–**	**23,850**	**81**	**23,931**
Balance at Jan. 1, 2005	**1,089**	**4,451**	**20,642**	**–2,401**	**84**	**–**	**23,865**	**92**	**23,957**
Capital increase	–	–	–	–	–	–	–	–	–
Dividend payment	–	–	–	–	–	–	–	–21	–21
Exchange differences	–	–	–	249	–	–	249	1	250
Financial instruments	–	–	–	–	–93	31	–62	–	–62
Profit 2005	–	–	64	–	–	–	64	6	70
Other changes	–	–	–15	–	–	–	–15	2	–13
Balance at March 31, 2005	**1,089**	**4,451**	**20,691**	**–2,152**	**–9**	**31**	**24,101**	**80**	**24,181**

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004	2005	2004	2005	2004
Profit before tax	121	44	−146	−138	267	182
Income taxes paid	−141	−108	−144	−52	3	−56
Depreciation and amortization expense	1,999	2,015	1,626	1,619	373	396
Change in pension provisions	49	80	46	77	3	3
Other noncash income/expense[2]	111	110	105	43	6	67
Gross cash flow	**2,139**	**2,141**	**1,487**	**1,549**	**652**	**592**
Change in working capital	**−435**	**−40**	**−779**	**−175**	**344**	**135**
Change in inventories	−953	−1,043	−953	−1,052	–	9
Change in receivables	−869	−640	−966	−826	97	186
Change in liabilities	1,283	1,212	1,044	1,285	239	−73
Change in other provisions	104	431	96	418	8	13
Cash flows from operating activities	**1,704**	**2,101**	**708[3]**	**1,374[3]**	**996**	**727**
Cash flows from investing activities	**−2,543**	**−3,110**	**−1,279**	**−1,742**	**−1,264**	**−1,368**
of which: acquisition of property, plant and equipment	−1,009	−1,266	−986	−1,241	−23	−25
capitalized development costs	−375	−476	−375	−476	–	–
change in leasing and rental assets (excluding depreciation)	−508	−488	1	−5	−509	−483
change in financial services receivables	−704	−838	16	13	−720	−851
Net cash flow	**−839**	**−1,009**	**−571**	**−368**	**−268**	**−641**
Change in investments in securities	21	−9	22	96	−1	−105
Cash flows from financing activities	−786	2,101	1,495	1,469	−2,281	632
Change in cash and cash equivalents due to exchange rate changes and to changes in the scope of consolidation	−51	27	22	24	−73	3
Net change in cash and cash equivalents	**−1,655**	**1,110**	**968**	**1,221**	**−2,623**	**−111**
Cash and cash equivalents at March 31[4]	**8,566**	**8,646**	**7,678**	**7,901**	**888**	**745**
Securities and loans	4,227	3,999	2,855	3,285	1,372	714
Gross liquidity	**12,793**	**12,645**	**10,533**	**11,186**	**2,260**	**1,459**
Total third-party borrowings	−61,123	−58,210	−12,197	−13,722	−48,926	−44,488
Net liquidity at March 31	**−48,330**	**−45,565**	**−1,664**	**−2,536**	**−46,666**	**−43,029**
For information purposes: at Jan. 1	−46,750	−43,670	−1,734	−2,169	−45,016	−41,501
Adjustment for the negative net liquidity *of financing and other companies*			4,590	3,890		
Net liquidity in the core automotive business at March 31			**2,926**	**1,354**		

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Relate mainly to fair value measurement of financial instruments and application of the equity method.
[3] Before consolidation of intra-Group transactions €1,192 million (€1,796 million).
[4] Cash and cash equivalents comprise bank balances, checks, cash-in-hand and call deposits.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

Volkswagen AG has prepared its consolidated financial statements for fiscal year 2004 in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This Interim Report for the period ended March 31, 2005 was therefore also prepared in accordance with IAS 34.

The accompanying consolidated interim financial statements were not reviewed by auditors.

ACCOUNTING POLICIES

The same consolidation methods and accounting policies were applied to the preparation of the interim financial statements and the presentation of the prior-year comparatives as for the 2004 consolidated financial statements. A detailed description of the methods applied is published in the "Figures – Data – Facts" section of the notes to the consolidated financial statements in the 2004 Annual Report. This can also be accessed on the Internet at www.volkswagen-ir.de. A number of revised or newly issued IFRSs had to be adopted as of January 1, 2005; we already implemented some of these in advance in our 2004 annual financial statements. In the first quarter of 2005, we have also applied primarily the revised IAS 32 and IAS 39 on the disclosure, presentation, recognition and measurement of financial instruments, as well as IFRS 2 "Share-based Payment" and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated financial statements comprise all significant companies in Germany and abroad at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these subsidiaries. There were no material changes in the consolidated Group structure in the first quarter of 2005.

SIGNIFICANT DISCLOSURES

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	Q1 2005	Q1 2004*
Vehicles	16,297	16,393
Genuine parts	1,332	1,479
Other sales revenue	1,538	1,905
Rental and leasing business	1,244	1,189
Interest and similar income	709	683
	21,120	**21,649**

* Restated.

> 2 COST OF SALES

Cost of sales includes interest expenses of €422 million (€368 million) attributable to the financial services business.

> 3 RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first three months of the year, research and development costs fell by 7.3% year-on-year. The capitalization ratio amounted to 40.0% (47.1%).

€ million	Q1 2005	Q1 2004	%
Total research and development costs	937	1,011	-7.3
of which capitalized	375	476	-21.1
Capitalization ratio in %	40.0	47.1	
Amortization of capitalized development costs	315	330	-4.5
Research and development costs recognized in the income statement	**877**	**865**	**+1.4**

> 4 EARNINGS PER SHARE

Undiluted earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. There were no dilutive effects in the period because the average price of Volkswagen ordinary shares had fallen below the conversion price for exercise of the options.

			Q1
		2005	2004
Weighted average number of shares outstanding			
ordinary shares: basic	million	278.6	278.6
diluted	million	278.6	278.6
preferred shares: basic	million	105.2	105.2
diluted	million	105.2	105.2
Profit after tax	€ million	70	26
Minority interests	€ million	6	8
Profit attributable to shareholders of Volkswagen AG	€ million	64	18
Earnings per share			
ordinary share: basic	€	0.15	0.02
diluted	€	0.15	0.02
preferred share: basic	€	0.21	0.11
diluted	€	0.21	0.11

> 5 NONCURRENT ASSETS

CHANGES IN SELECTED NONCURRENT ASSETS BETWEEN JANUARY 1 AND MARCH 31, 2005

€ million	Carrying amount at Jan. 1, 2005	Additions	Disposals/ Other changes	Depreciation	Carrying amount at March 31, 2005
Intangible assets	7,490	405	42	351	**7,586**
Property, plant and equipment	23,795	990	69	1,287	**23,567**
Leasing and rental assets	8,484	1,643	−1,594	362	**8,171**

> 6 INVENTORIES

€ million	March 31, 2005	Dec. 31, 2004
Raw materials, consumables and supplies	2,168	1,943
Work in progress	1,314	1,289
Finished goods and purchased merchandise	9,011	8,177
Payments on account	10	31
	12,503	**11,440**

> 7 CURRENT RECEIVABLES AND OTHER FINANCIAL ASSETS

€ million	March 31, 2005	Dec. 31, 2004
Trade receivables	5,604	5,357
Miscellaneous other receivables and financial assets	4,748	4,331
	10,352	**9,688**

> 8 NONCURRENT FINANCIAL LIABILITIES

€ million	March 31, 2005	Dec. 31, 2004
Bonds, commercial paper and notes	26,166	26,466
Liabilities to banks	2,639	2,979
Deposits from direct banking business	1,170	1,094
Other financial liabilities	1,675	1,659
	31,650	**32,198**

> 9 CURRENT FINANCIAL LIABILITIES

€ million	March 31, 2005	Dec. 31, 2004
Bonds, commercial paper and notes	14,549	15,230
Liabilities to banks	5,379	5,423
Deposits from direct banking business	7,329	6,923
Other financial liabilities	1,349	1,309
	28,606	**28,885**

> 10 CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, checks, cash-in-hand and call deposits. The net liquidity is presented on page 15 of this report.

GERMAN CORPORATE GOVERNANCE CODE

In the Volkswagen Group, there is no change compared with the information provided in the 2004 Annual Report.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events after the end of the first three months of 2005.

Wolfsburg, April 2005

Volkswagen Aktiengesellschaft
The Board of Management

CONTACT INFORMATION

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Financial Calendar

>> APRIL 29, 2005
Interim Report January to March

>> JULY 29, 2005
Interim Report January to June

>> NOVEMBER 3, 2005
Interim Report January to September

>> MARCH 7, 2006
Annual Press Conference/
Publication of the 2005 Annual Report

>> MARCH 8, 2006
International Investor Conference

>> MAY 3, 2006
Annual General Meeting
(Congress Centrum Hamburg)

The Interim Report is also available on the Internet, in German and English, at: www.volkswagen-ir.de